**SYNEX INTERNATIONAL INC**
1444 Alberni Street, 4th Floor
Vancouver, B.C. Canada V6G 2Z4
Tel (604) 688-8271 Fax (604) 688-1286
E-mail sxi@synex.com





February 19, 2002 L1004-14/4

**SECURITIES AND EXCHANGE COMMISSION**
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington, DC 20549

82-8362

**REFERENCE: ~~82 - 8362~~**
**FILING OF INFORMATION MAILED TO SHAREHOLDERS**

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934 we enclose the following document(s) which has (have) either been mailed to our shareholders or disseminated as a News Release:

1. Interim Report for the six months ended December 31, 2001 (3 copies).

As you require, each copy of the above document(s) is referenced on the top right hand corner: **Reference 82-8362**.

Yours truly
**SYNEX INTERNATIONAL INC.**

Alan W Stephens
Corporate Secretary



Enclosure(s)

dlw 3/8

L1004.14.SECfiling

82- 8362

# Synex International Inc.



## Second Quarter Report

For six months ended December 31, 2001

# 2002

## REPORT FROM THE PRESIDENT

Revenue for the first six months of fiscal 2002 was $1,623,081 as compared to $2,038,473 for the corresponding period in the previous year, while net income after tax decreased to $24,367 from $91,643. The earnings per share in the first six months was $0.00 as compared to $0.01 for the corresponding period in the previous year. For the three-month period ended December 31, 2001, revenue decreased to $766,470 from $986,522 and net income after tax was $20,277 compared to $34,797 for the corresponding three months of the previous fiscal year. The decreases in revenue and net income were largely the result of lower sales in the software division and a one-time corporate income gain in the previous year.

### Synex Systems Corporation

Revenue for the six months of fiscal 2002 was $1,154,792, a decrease of 21% from the corresponding period in the previous year, while the segment operating profit decreased to $55,796 from $127,480. The general malaise of the economy within North America is affecting F9 revenue, particularly for the F9 Professional sales. Sales outside of North America increased marginally during the comparative six months. During December 2001, F9 for BusinessWorks Gold by Best Software, Inc. was launched and the SQL versions of F9 for the Microsoft Great Plains accounting products were substantially completed. During the second quarter, an agreement was signed with BME Financial Workgroup, covering the distribution of F9 Professional in South Africa.

### Synex Energy Resources Ltd.

Revenue for the first six months of fiscal 2002 decreased to $211,163 from $221,790 for the previous year, while segment operating profit decreased to $54,742 from $68,289. The revenue from the energy division is anticipated to be consistent until such time as several planned projects are completed. On December 17, 2001, Synex Energy executed electricity agreements for two new hydroelectric projects. The two projects, to be constructed on Vancouver Island, are a 3 MW plant near the Village of Tahsis and a 4 MW plant near the Village of Gold River. The scheduled completion date for both plants is January 2004. In early December 2001, Synex Energy received a Certificate of Public Convenience and Necessity as issued by the British Columbia Utilities Commission in respect of the construction of a power line and the subsequent operation of an electrical utility at Kyuquot on the west coast of Vancouver Island. The land approval can now proceed, which should be followed promptly by the construction of the power line. Operation of the utility is scheduled to commence by late 2003. Synex Energy holds a US$1 million convertible loan, payment of which by The New World Power Corporation is now overdue and Synex Energy has provided New World with a demand for payment letter. The loan is secured by a first mortgage on several hydroelectric plants and New World is actively working to achieve the sale of these power plants.

### Sigma Engineering Ltd.

The engineering division continues to be active on a number of assignments. Revenue from external customers for the first six months of fiscal 2002 decreased marginally to $250,199 as compared to $273,480 in the previous year, while segment operating profit increased to $34,799 from $12,365 Currently, most of the engineering services relate to hydroelectric opportunities in British Columbia, performed for Synex Energy and for others.

### OUTLOOK

The Company has a long history of success in the energy and software and is now beginning to see tangible results from new opportunities being pursued subsequent to the buy-out, by an employee group, of the shares of the former controlling shareholder.

Greg J Sunell, President

**Synex International Inc**

# Consolidated Balance Sheets

As at December 31
(unaudited)

| | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | $ 619,156 | $ 625,784 |
| Accounts receivable | 1,113,664 | 1,128,642 |
| Prepaid expenses | 55,463 | 60,034 |
| | 1,788,283 | 1,814,460 |
| Loan receivable | 1,486,049 | 1,484,653 |
| Capital assets | 230,361 | 307,290 |
| Future income taxes | 110,422 | 51,664 |
| Other assets | 349,035 | 196,567 |
| | $ 3,964,150 | $ 3,854,634 |

| | 2001 | 2000 |
|---|---|---|
| **Liabilities** | | |
| Current | | |
| Accounts payable and accrued liabilities | $ 503,818 | $ 385,071 |
| | 503,818 | 385,071 |
| **Shareholders' equity** | | |
| Capital stock | 4,768,045 | 4,830,870 |
| Deficit | (1,307,713) | (1,361,307) |
| | 3,460,332 | 3,469,563 |
| | $ 3,964,150 | $ 3,854,634 |

Approved by the Directors

Alan W Stephens
Director

Greg J. Sunell
Director

**Synex International Inc**

# Consolidated Statements of Income and Deficit

(unaudited)

| | Three Months Ended December 31st 2001 | Three Months Ended December 31st 2000 | Six Months Ended December 31st 2001 | Six Months Ended December 31st 2000 |
|---|---|---|---|---|
| **Revenue** | $ **766,470** | $ 986,522 | $ **1,623,081** | $ 2,038,473 |
| **Expenses** | | | | |
| Amortization | **22,850** | 28,448 | **44,276** | 56,192 |
| Selling, general and administrative | **737,300** | 898,418 | **1,570,741** | 1,850,779 |
| | $ **760,150** | $ 926,866 | $ **1,615,017** | $ 1,906,971 |
| Income before provision for income taxes | **6,320** | 59,656 | **8,064** | 131,502 |
| Provision for income taxes | **(13,957)** | 24,859 | **(16,303)** | 39,859 |
| **Net income for the period** | $ **20,277** | $ 34,797 | $ **24,367** | $ 91,643 |
| Deficit at beginning of period | **(1,327,990)** | (1,396,104) | **(1,332,080)** | (1,452,950) |
| **Deficit at end of period** | $ **(1,307,713)** | $ (1,361,307) | $ **(1,307,713)** | $ (1,361,307) |
| **Earnings per share for the period :** | | | | |
| Net income | $ **0.00** | $ 0.00 | $ **0.00** | $ 0.01 |
| **Fully diluted earnings per share for the period :** | | | | |
| Net income | $ **0.00** | $ 0.00 | $ **0.00** | $ 0.01 |
| **Weighted average number of common shares outstanding :** | | | | |
| Basic | **15,462,833** | 15,709,166 | **15,462,833** | 15,709,166 |
| Fully diluted | **15,879,500** | 15,709,166 | **15,879,500** | 15,709,166 |

Synex International Inc

# Consolidated Statements of Cash Flows

(unaudited)

| | | Three Months Ended December 31st | | | Six Months Ended December 31st | |
|---|---|---|---|---|---|---|
| | | **2001** | 2000 | | **2001** | 2000 |
| **Operating activities** | | | | | | |
| Net income | $ | **20,277** | 34,797 | $ | **24,367** | 91,643 |
| Amortization | | **22,850** | 28,448 | | **44,276** | 56,192 |
| Future income taxes | | **0** | 18,160 | | **0** | 18,160 |
| | | **43,127** | 81,405 | | **68,643** | 165,995 |
| Changes in operating assets and liabilities : | | | | | | |
| Decrease (increase) in accounts receivable | | **165,513** | (117,526) | | **202,082** | (145,733) |
| Decrease (increase) in prepaid expenses | | **25,233** | 1,197 | | **(1,598)** | 19,391 |
| (Decrease) in accounts payable and accrued liabilities | | **(28,642)** | (68,900) | | **(10,076)** | (152,723) |
| | $ | **205,231** | (103,824) | $ | **259,051** | (113,070) |
| **Financing activities** | | | | | | |
| Common shares purchased | | **(29,790)** | (14,387) | | **(46,765)** | (24,577) |
| | $ | **(29,790)** | (14,387) | $ | **(46,765)** | (24,577) |
| **Investing activities** | | | | | | |
| Loan receivable | | **(1,396)** | 0 | | **(1,396)** | 0 |
| Energy projects (net) | | **(46,550)** | (26,899) | | **(84,113)** | (66,481) |
| Capital asset additions | | **(29,039)** | (16,316) | | **(45,198)** | (40,141) |
| Investments (net) | | **37,275** | (2,000) | | **(11,299)** | (2,000) |
| Deferred financing costs | | **0** | 3,946 | | **0** | 7,892 |
| | $ | **(39,710)** | (41,269) | $ | **(142,006)** | (100,730) |
| Increase (decrease) in cash and cash equivalents | | **135,731** | (159,480) | | **70,280** | (238,377) |
| Cash and cash equivalents at beginning of period | | **483,425** | 785,264 | | **548,876** | 864,161 |
| **Cash and cash equivalents at end of period** | $ | **619,156** | 625,784 | $ | **619,156** | 625,784 |
| **Supplemental disclosure of cash flow information :** | | | | | | |
| Cash payment for taxes | $ | **(4,970)** | (21,655) | $ | **(13,970)** | (21,655) |
| Cash receipts for taxes | $ | **0** | 0 | $ | **11,346** | 0 |

**Notes to Consolidated Financial Statements :**

These interim consolidated financial statements conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, and follow the same accounting policies and methods of their application as the annual financial statements for the previous fiscal year.

**Synex International Inc**

# Business Segments

**For the Three Months ended December 31st**

(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products and the provision of engineering and project management services.

| **2001** | | **Energy** | **Software** | **Engineering** | **Corporate** | **Consolidated** |
|---|---|---|---|---|---|---|
| Total revenue | $ | 110,573 | 536,187 | 179,584 | 97,668 | |
| Inter-segment revenue (net) | | | 409 | 63,059 | 94,074 | |
| Revenue from customers | $ | 110,573 | 535,778 | 116,525 | 3,594 | 766,470 |
| Segment operating profit | $ | 43,921 | 16,972 | 9,309 | - | 70,202 |
| Corporate general expenses | | | | | | 63,882 |
| Corporate income taxes | | | | | | (13,957) |
| Net income for the period | $ | | | | | 20,277 |
| Identifiable assets | $ | 2,392,735 | 919,843 | 267,380 | 384,192 | 3,964,150 |
| Capital expenditures | $ | 46,551 | 22,909 | 2,583 | 3,547 | 75,590 |
| Amortization | $ | 2,159 | 12,973 | 2,912 | 4,806 | 22,850 |

| **2000** | | **Energy** | **Software** | **Engineering** | **Corporate** | **Consolidated** |
|---|---|---|---|---|---|---|
| Total revenue | $ | 98,143 | 723,090 | 203,602 | 72,013 | |
| Inter-segment revenue (net) | | | - | 42,478 | 67,848 | |
| Revenue from customers | $ | 98,143 | 723,090 | 161,124 | 4,165 | 986,522 |
| Segment operating profit | $ | 36,266 | 94,485 | 11,256 | - | 142,007 |
| Corporate general expenses | | | | | | 82,351 |
| Corporate income taxes | | | | | | 24,859 |
| Net income for the period | $ | | | | | 34,797 |
| Identifiable assets | $ | 2,204,890 | 1,247,349 | 248,676 | 153,719 | 3,854,634 |
| Capital expenditures | $ | 27,867 | 7,188 | 4,895 | 3,265 | 43,215 |
| Amortization | $ | 3,745 | 15,750 | 3,077 | 5,876 | 28,448 |

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

| **Countries** | | **2001** | | 2000 |
|---|---|---|---|---|
| Canada | $ | **263,751** | $ | 231,526 |
| United States | | **471,193** | | 668,309 |
| United Kingdom | | **20,143** | | 55,038 |
| Other Countries | | **11,383** | | 31,649 |
| Total | $ | **766,470** | $ | 986,522 |

All of the company's long-lived assets are located in Canada.

Synex International Inc

# Business Segments

**For the Six Months ended December 31st**

(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products and the provision of engineering and project management services.

| **2001** | | **Energy** | **Software** | **Engineering** | **Corporate** | **Consolidated** |
|---|---|---|---|---|---|---|
| Total revenue | $ | 211,163 | 1,154,792 | 386,208 | 210,489 | |
| Inter-segment revenue (net) | | | 409 | 136,009 | 203,153 | |
| Revenue from customers | $ | 211,163 | 1,154,383 | 250,199 | 7,336 | 1,623,081 |
| Segment operating profit | $ | 54,742 | 55,796 | 34,799 | - | 145,337 |
| Corporate general expenses | | | | | | 137,273 |
| Corporate income taxes | | | | | | (16,303) |
| Net income for the period | $ | | | | | 24,367 |
| Identifiable assets | $ | 2,392,735 | 919,843 | 267,380 | 384,192 | 3,964,150 |
| Capital expenditures | $ | 84,114 | 39,068 | 2,583 | 3,547 | 129,312 |
| Amortization | $ | 4,164 | 24,369 | 5,868 | 9,875 | 44,276 |

| **2000** | | **Energy** | **Software** | **Engineering** | **Corporate** | **Consolidated** |
|---|---|---|---|---|---|---|
| Total revenue | $ | 221,790 | 1,461,453 | 402,705 | 224,780 | |
| Inter-segment revenue (net) | | | (194) | 129,225 | 143,224 | |
| Revenue from customers | $ | 221,790 | 1,461,647 | 273,480 | 81,556 | 2,038,473 |
| Segment operating profit | $ | 68,289 | 127,480 | 12,365 | 73,000 | 281,134 |
| Corporate general expenses | | | | | | 149,632 |
| Corporate income taxes | | | | | | 39,859 |
| Net income for the period | $ | | | | | 91,643 |
| Identifiable assets | $ | 2,204,890 | 1,247,349 | 248,676 | 153,719 | 3,854,634 |
| Capital expenditures | $ | 67,450 | 27,176 | 5,388 | 6,608 | 106,622 |
| Amortization | $ | 7,489 | 30,941 | 6,022 | 11,740 | 56,192 |

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

| **Countries** | | **2001** | | 2000 |
|---|---|---|---|---|
| Canada | $ | **526,802** | $ | 592,976 |
| United States | | **903,522** | | 1,255,266 |
| United Kingdom | | **128,432** | | 135,234 |
| Other Countries | | **64,325** | | 54,997 |
| Total | $ | **1,623,081** | $ | 2,038,473 |

All of the company's long-lived assets are located in Canada.

## Synex International Inc.

**Stock Exchange Listing**
The Toronto Stock Exchange
Trading Symbol (SXI)
Listed on June 5, 1987

**Auditors**
Deloitte & Touche LLP
Chartered Accountants
2000 - 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P4

**Solicitors**
Fraser Milner Casgrain
Barristers and Solicitors
15th Floor
The Grovesnor Building
1040 West Georgia Street
Vancouver, B.C. V6E 4H8

**Registrar and Transfer Agent**
Computershare Trust Company of Canada
Montreal Trust Centre
510 Burrard Street
Vancouver, B.C. V6C 3B9

**Bankers**
Royal Bank of Canada
1025 West Georgia Street
Vancouver, B.C. V6E 3N9

**Head Office**
1444 Alberni Street, 4th Floor
Vancouver, BC V6G 2Z4
Telephone 604-688-8271
Facsimile 604-688-1286

**Website**
www.synex.com
Email: gsunell@synex.com

82-8362

# Synex International Inc.



## Second Quarter Report

For six months ended December 31, 2001

# 2002

## REPORT FROM THE PRESIDENT

Revenue for the first six months of fiscal 2002 was $1,623,081 as compared to $2,038,473 for the corresponding period in the previous year, while net income after tax decreased to $24,367 from $91,643. The earnings per share in the first six months was $0.00 as compared to $0.01 for the corresponding period in the previous year. For the three-month period ended December 31, 2001, revenue decreased to $766,470 from $986,522 and net income after tax was $20,277 compared to $34,797 for the corresponding three months of the previous fiscal year. The decreases in revenue and net income were largely the result of lower sales in the software division and a one-time corporate income gain in the previous year.

**Synex Systems Corporation**

Revenue for the six months of fiscal 2002 was $1,154,792, a decrease of 21% from the corresponding period in the previous year, while the segment operating profit decreased to $55,796 from $127,480. The general malaise of the economy within North America is affecting F9 revenue, particularly for the F9 Professional sales. Sales outside of North America increased marginally during the comparative six months. During December 2001, F9 for BusinessWorks Gold by Best Software, Inc. was launched and the SQL versions of F9 for the Microsoft Great Plains accounting products were substantially completed. During the second quarter, an agreement was signed with BME Financial Workgroup, covering the distribution of F9 Professional in South Africa.

**Synex Energy Resources Ltd.**

Revenue for the first six months of fiscal 2002 decreased to $211,163 from $221,790 for the previous year, while segment operating profit decreased to $54,742 from $68,289. The revenue from the energy division is anticipated to be consistent until such time as several planned projects are completed. On December 17, 2001, Synex Energy executed electricity agreements for two new hydroelectric projects. The two projects, to be constructed on Vancouver Island, are a 3 MW plant near the Village of Tahsis and a 4 MW plant near the Village of Gold River. The scheduled completion date for both plants is January 2004. In early December 2001, Synex Energy received a Certificate of Public Convenience and Necessity as issued by the British Columbia Utilities Commission in respect of the construction of a power line and the subsequent operation of an electrical utility at Kyuquot on the west coast of Vancouver Island. The land approval can now proceed, which should be followed promptly by the construction of the power line. Operation of the utility is scheduled to commence by late 2003. Synex Energy holds a US$1 million convertible loan, payment of which by The New World Power Corporation is now overdue and Synex Energy has provided New World with a demand for payment letter. The loan is secured by a first mortgage on several hydroelectric plants and New World is actively working to achieve the sale of these power plants.

**Sigma Engineering Ltd.**

The engineering division continues to be active on a number of assignments. Revenue from external customers for the first six months of fiscal 2002 decreased marginally to $250,199 as compared to $273,480 in the previous year, while segment operating profit increased to $34,799 from $12,365 Currently, most of the engineering services relate to hydroelectric opportunities in British Columbia, performed for Synex Energy and for others.

**OUTLOOK**

The Company has a long history of success in the energy and software and is now beginning to see tangible results from new opportunities being pursued subsequent to the buy-out, by an employee group, of the shares of the former controlling shareholder.

Greg J Sunell, President

**Synex International Inc**

# Consolidated Balance Sheets

As at December 31
(unaudited)

| | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | $ **619,156** | $ 625,784 |
| Accounts receivable | **1,113,664** | 1,128,642 |
| Prepaid expenses | **55,463** | 60,034 |
| | **1,788,283** | 1,814,460 |
| Loan receivable | **1,486,049** | 1,484,653 |
| Capital assets | **230,361** | 307,290 |
| Future income taxes | **110,422** | 51,664 |
| Other assets | **349,035** | 196,567 |
| | $ **3,964,150** | $ 3,854,634 |
| **Liabilities** | | |
| *Current* | | |
| Accounts payable and accrued liabilities | $ **503,818** | $ 385,071 |
| | **503,818** | 385,071 |
| **Shareholders' equity** | | |
| Capital stock | **4,768,045** | 4,830,870 |
| Deficit | **(1,307,713)** | (1,361,307) |
| | **3,460,332** | 3,469,563 |
| | $ **3,964,150** | $ 3,854,634 |

Approved by the Directors

Alan W Stephens
Director

Greg J. Sunell
Director

**Synex International Inc**

# Consolidated Statements of Income and Deficit

(unaudited)

| | Three Months Ended December 31st 2001 | Three Months Ended December 31st 2000 | Six Months Ended December 31st 2001 | Six Months Ended December 31st 2000 |
|---|---|---|---|---|
| **Revenue** | $ **766,470** | $ 986,522 | $ **1,623,081** | $ 2,038,473 |
| **Expenses** | | | | |
| Amortization | **22,850** | 28,448 | **44,276** | 56,192 |
| Selling, general and administrative | **737,300** | 898,418 | **1,570,741** | 1,850,779 |
| | $ **760,150** | $ 926,866 | $ **1,615,017** | $ 1,906,971 |
| Income before provision for income taxes | **6,320** | 59,656 | **8,064** | 131,502 |
| Provision for income taxes | **(13,957)** | 24,859 | **(16,303)** | 39,859 |
| **Net income for the period** | $ **20,277** | $ 34,797 | $ **24,367** | $ 91,643 |
| Deficit at beginning of period | **(1,327,990)** | (1,396,104) | **(1,332,080)** | (1,452,950) |
| **Deficit at end of period** | $ **(1,307,713)** | $ (1,361,307) | $ **(1,307,713)** | $ (1,361,307) |
| **Earnings per share for the period :** | | | | |
| Net income | $ **0.00** | $ 0.00 | $ **0.00** | $ 0.01 |
| **Fully diluted earnings per share for the period :** | | | | |
| Net income | $ **0.00** | $ 0.00 | $ **0.00** | $ 0.01 |
| **Weighted average number of common shares outstanding :** | | | | |
| Basic | **15,462,833** | 15,709,166 | **15,462,833** | 15,709,166 |
| Fully diluted | **15,879,500** | 15,709,166 | **15,879,500** | 15,709,166 |

Synex International Inc

# Consolidated Statements of Cash Flows

(unaudited)

| | | Three Months Ended December 31st | | | Six Months Ended December 31st | |
|---|---|---|---|---|---|---|
| | | **2001** | 2000 | | **2001** | 2000 |
| **Operating activities** | | | | | | |
| Net income | $ | **20,277** | 34,797 | $ | **24,367** | 91,643 |
| Amortization | | **22,850** | 28,448 | | **44,276** | 56,192 |
| Future income taxes | | **0** | 18,160 | | **0** | 18,160 |
| | | **43,127** | 81,405 | | **68,643** | 165,995 |
| Changes in operating assets and liabilities : | | | | | | |
| Decrease (increase) in accounts receivable | | **165,513** | (117,526) | | **202,082** | (145,733) |
| Decrease (increase) in prepaid expenses | | **25,233** | 1,197 | | **(1,598)** | 19,391 |
| (Decrease) in accounts payable and accrued liabilities | | **(28,642)** | (68,900) | | **(10,076)** | (152,723) |
| | $ | **205,231** | (103,824) | $ | **259,051** | (113,070) |
| **Financing activities** | | | | | | |
| Common shares purchased | | **(29,790)** | (14,387) | | **(46,765)** | (24,577) |
| | $ | **(29,790)** | (14,387) | $ | **(46,765)** | (24,577) |
| **Investing activities** | | | | | | |
| Loan receivable | | **(1,396)** | 0 | | **(1,396)** | 0 |
| Energy projects (net) | | **(46,550)** | (26,899) | | **(84,113)** | (66,481) |
| Capital asset additions | | **(29,039)** | (16,316) | | **(45,198)** | (40,141) |
| Investments (net) | | **37,275** | (2,000) | | **(11,299)** | (2,000) |
| Deferred financing costs | | **0** | 3,946 | | **0** | 7,892 |
| | $ | **(39,710)** | (41,269) | $ | **(142,006)** | (100,730) |
| Increase (decrease) in cash and cash equivalents | | **135,731** | (159,480) | | **70,280** | (238,377) |
| Cash and cash equivalents at beginning of period | | **483,425** | 785,264 | | **548,876** | 864,161 |
| **Cash and cash equivalents at end of period** | $ | **619,156** | 625,784 | $ | **619,156** | 625,784 |
| **Supplemental disclosure of cash flow information :** | | | | | | |
| Cash payment for taxes | $ | **(4,970)** | (21,655) | $ | **(13,970)** | (21,655) |
| Cash receipts for taxes | $ | **0** | 0 | $ | **11,346** | 0 |

**Notes to Consolidated Financial Statements :**

These interim consolidated financial statements conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, and follow the same accounting policies and methods of their application as the annual financial statements for the previous fiscal year.

**Synex International Inc**

# Business Segments

**For the Three Months ended December 31st**

(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products and the provision of engineering and project management services.

| **2001** | | **Energy** | **Software** | **Engineering** | **Corporate** | **Consolidated** |
|---|---|---|---|---|---|---|
| Total revenue | $ | 110,573 | 536,187 | 179,584 | 97,668 | |
| Inter-segment revenue (net) | | . | 409 | 63,059 | 94,074 | |
| Revenue from customers | $ | 110,573 | 535,778 | 116,525 | 3,594 | 766,470 |
| Segment operating profit | $ | 43,921 | 16,972 | 9,309 | - | 70,202 |
| Corporate general expenses | | | | | | 63,882 |
| Corporate income taxes | | | | | | (13,957) |
| Net income for the period | $ | | | | | 20,277 |
| Identifiable assets | $ | 2,392,735 | 919,843 | 267,380 | 384,192 | 3,964,150 |
| Capital expenditures | $ | 46,551 | 22,909 | 2,583 | 3,547 | 75,590 |
| Amortization | $ | 2,159 | 12,973 | 2,912 | 4,806 | 22,850 |

| **2000** | | **Energy** | **Software** | **Engineering** | **Corporate** | **Consolidated** |
|---|---|---|---|---|---|---|
| Total revenue | $ | 98,143 | 723,090 | 203,602 | 72,013 | |
| Inter-segment revenue (net) | | | - | 42,478 | 67,848 | |
| Revenue from customers | $ | 98,143 | 723,090 | 161,124 | 4,165 | 986,522 |
| Segment operating profit | $ | 36,266 | 94,485 | 11,256 | - | 142,007 |
| Corporate general expenses | | | | | | 82,351 |
| Corporate income taxes | | | | | | 24,859 |
| Net income for the period | $ | | | | | 34,797 |
| Identifiable assets | $ | 2,204,890 | 1,247,349 | 248,676 | 153,719 | 3,854,634 |
| Capital expenditures | $ | 27,867 | 7,188 | 4,895 | 3,265 | 43,215 |
| Amortization | $ | 3,745 | 15,750 | 3,077 | 5,876 | 28,448 |

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

| **Countries** | | **2001** | | 2000 |
|---|---|---|---|---|
| Canada | $ | **263,751** | $ | 231,526 |
| United States | | **471,193** | | 668,309 |
| United Kingdom | | **20,143** | | 55,038 |
| Other Countries | | **11,383** | | 31,649 |
| Total | $ | **766,470** | $ | 986,522 |

All of the company's long-lived assets are located in Canada.

**Synex International Inc**

# Business Segments

**For the Six Months ended December 31st**

(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products and the provision of engineering and project management services.

| **2001** | | **Energy** | **Software** | **Engineering** | **Corporate** | **Consolidated** |
|---|---|---|---|---|---|---|
| Total revenue | $ | 211,163 | 1,154,792 | 386,208 | 210,489 | |
| Inter-segment revenue (net) | | | 409 | 136,009 | 203,153 | |
| Revenue from customers | $ | 211,163 | 1,154,383 | 250,199 | 7,336 | 1,623,081 |
| Segment operating profit | $ | 54,742 | 55,796 | 34,799 | - | 145,337 |
| Corporate general expenses | | | | | | 137,273 |
| Corporate income taxes | | | | | | (16,303) |
| Net income for the period | $ | | | | | 24,367 |
| Identifiable assets | $ | 2,392,735 | 919,843 | 267,380 | 384,192 | 3,964,150 |
| Capital expenditures | $ | 84,114 | 39,068 | 2,583 | 3,547 | 129,312 |
| Amortization | $ | 4,164 | 24,369 | 5,868 | 9,875 | 44,276 |

| **2000** | | **Energy** | **Software** | **Engineering** | **Corporate** | **Consolidated** |
|---|---|---|---|---|---|---|
| Total revenue | $ | 221,790 | 1,461,453 | 402,705 | 224,780 | |
| Inter-segment revenue (net) | | | (194) | 129,225 | 143,224 | |
| Revenue from customers | $ | 221,790 | 1,461,647 | 273,480 | 81,556 | 2,038,473 |
| Segment operating profit | $ | 68,289 | 127,480 | 12,365 | 73,000 | 281,134 |
| Corporate general expenses | | | | | | 149,632 |
| Corporate income taxes | | | | | | 39,859 |
| Net income for the period | $ | | | | | 91,643 |
| Identifiable assets | $ | 2,204,890 | 1,247,349 | 248,676 | 153,719 | 3,854,634 |
| Capital expenditures | $ | 67,450 | 27,176 | 5,388 | 6,608 | 106,622 |
| Amortization | $ | 7,489 | 30,941 | 6,022 | 11,740 | 56,192 |

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

| **Countries** | | **2001** | | 2000 |
|---|---|---|---|---|
| Canada | $ | **526,802** | $ | 592,976 |
| United States | | **903,522** | | 1,255,266 |
| United Kingdom | | **128,432** | | 135,234 |
| Other Countries | | **64,325** | | 54,997 |
| Total | $ | **1,623,081** | $ | 2,038,473 |

All of the company's long-lived assets are located in Canada.

## Synex International Inc.

**Stock Exchange Listing**
The Toronto Stock Exchange
Trading Symbol (SXI)
Listed on June 5, 1987

**Auditors**
Deloitte & Touche LLP
Chartered Accountants
2000 - 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P4

**Solicitors**
Fraser Milner Casgrain
Barristers and Solicitors
15th Floor
The Grovesnor Building
1040 West Georgia Street
Vancouver, B.C. V6E 4H8

**Registrar and Transfer Agent**
Computershare Trust Company of Canada
Montreal Trust Centre
510 Burrard Street
Vancouver, B.C. V6C 3B9

**Bankers**
Royal Bank of Canada
1025 West Georgia Street
Vancouver, B.C. V6E 3N9

**Head Office**
1444 Alberni Street, 4th Floor
Vancouver, BC V6G 2Z4
Telephone 604-688-8271
Facsimile 604-688-1286

**Website**
www.synex.com
Email: gsunell@synex.com

82-8362

# Synex International Inc.



## Second Quarter Report

For six months ended December 31, 2001

2002

# REPORT FROM THE PRESIDENT

Revenue for the first six months of fiscal 2002 was $1,623,081 as compared to $2,038,473 for the corresponding period in the previous year, while net income after tax decreased to $24,367 from $91,643. The earnings per share in the first six months was $0.00 as compared to $0.01 for the corresponding period in the previous year. For the three-month period ended December 31, 2001, revenue decreased to $766,470 from $986,522 and net income after tax was $20,277 compared to $34,797 for the corresponding three months of the previous fiscal year. The decreases in revenue and net income were largely the result of lower sales in the software division and a one-time corporate income gain in the previous year.

**Synex Systems Corporation**

Revenue for the six months of fiscal 2002 was $1,154,792, a decrease of 21% from the corresponding period in the previous year, while the segment operating profit decreased to $55,796 from $127,480. The general malaise of the economy within North America is affecting F9 revenue, particularly for the F9 Professional sales. Sales outside of North America increased marginally during the comparative six months. During December 2001, F9 for BusinessWorks Gold by Best Software, Inc. was launched and the SQL versions of F9 for the Microsoft Great Plains accounting products were substantially completed. During the second quarter, an agreement was signed with BME Financial Workgroup, covering the distribution of F9 Professional in South Africa.

**Synex Energy Resources Ltd.**

Revenue for the first six months of fiscal 2002 decreased to $211,163 from $221,790 for the previous year, while segment operating profit decreased to $54,742 from $68,289. The revenue from the energy division is anticipated to be consistent until such time as several planned projects are completed. On December 17, 2001, Synex Energy executed electricity agreements for two new hydroelectric projects. The two projects, to be constructed on Vancouver Island, are a 3 MW plant near the Village of Tahsis and a 4 MW plant near the Village of Gold River. The scheduled completion date for both plants is January 2004. In early December 2001, Synex Energy received a Certificate of Public Convenience and Necessity as issued by the British Columbia Utilities Commission in respect of the construction of a power line and the subsequent operation of an electrical utility at Kyuquot on the west coast of Vancouver Island. The land approval can now proceed, which should be followed promptly by the construction of the power line. Operation of the utility is scheduled to commence by late 2003. Synex Energy holds a US$1 million convertible loan, payment of which by The New World Power Corporation is now overdue and Synex Energy has provided New World with a demand for payment letter. The loan is secured by a first mortgage on several hydroelectric plants and New World is actively working to achieve the sale of these power plants.

**Sigma Engineering Ltd.**

The engineering division continues to be active on a number of assignments. Revenue from external customers for the first six months of fiscal 2002 decreased marginally to $250,199 as compared to $273,480 in the previous year, while segment operating profit increased to $34,799 from $12,365 Currently, most of the engineering services relate to hydroelectric opportunities in British Columbia, performed for Synex Energy and for others.

**OUTLOOK**

The Company has a long history of success in the energy and software and is now beginning to see tangible results from new opportunities being pursued subsequent to the buy-out, by an employee group, of the shares of the former controlling shareholder.

Greg J Sunell, President

**Synex International Inc**

# Consolidated Balance Sheets

As at December 31
(unaudited)

| | | 2001 | | 2000 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current | | | | |
| Cash and cash equivalents | $ | **619,156** | $ | 625,784 |
| Accounts receivable | | **1,113,664** | | 1,128,642 |
| Prepaid expenses | | **55,463** | | 60,034 |
| | | **1,788,283** | | 1,814,460 |
| Loan receivable | | **1,486,049** | | 1,484,653 |
| Capital assets | | **230,361** | | 307,290 |
| Future income taxes | | **110,422** | | 51,664 |
| Other assets | | **349,035** | | 196,567 |
| | $ | **3,964,150** | $ | 3,854,634 |

| | | 2001 | | 2000 |
|---|---|---|---|---|
| **Liabilities** | | | | |
| Current | | | | |
| Accounts payable and accrued liabilities | $ | **503,818** | $ | 385,071 |
| | | **503,818** | | 385,071 |
| **Shareholders' equity** | | | | |
| Capital stock | | **4,768,045** | | 4,830,870 |
| Deficit | | **(1,307,713)** | | (1,361,307) |
| | | **3,460,332** | | 3,469,563 |
| | $ | **3,964,150** | $ | 3,854,634 |

Approved by the Directors

Alan W Stephens
Director

Greg J. Sunell
Director

**Synex International Inc**

# Consolidated Statements of Income and Deficit

(unaudited)

| | Three Months Ended December 31st 2001 | Three Months Ended December 31st 2000 | Six Months Ended December 31st 2001 | Six Months Ended December 31st 2000 |
|---|---|---|---|---|
| **Revenue** | $ **766,470** | $ 986,522 | $ **1,623,081** | $ 2,038,473 |
| **Expenses** | | | | |
| *Amortization* | **22,850** | 28,448 | **44,276** | 56,192 |
| Selling, general and administrative | **737,300** | 898,418 | **1,570,741** | 1,850,779 |
| | $ **760,150** | $ 926,866 | $ **1,615,017** | $ 1,906,971 |
| Income before provision for income taxes | **6,320** | 59,656 | **8,064** | 131,502 |
| Provision for income taxes | **(13,957)** | 24,859 | **(16,303)** | 39,859 |
| **Net income for the period** | $ **20,277** | $ 34,797 | $ **24,367** | $ 91,643 |
| Deficit at beginning of period | **(1,327,990)** | (1,396,104) | **(1,332,080)** | (1,452,950) |
| **Deficit at end of period** | $ **(1,307,713)** | $ (1,361,307) | $ **(1,307,713)** | $ (1,361,307) |
| **Earnings per share for the period :** | | | | |
| *Net income* | $ **0.00** | $ 0.00 | $ **0.00** | $ 0.01 |
| **Fully diluted earnings per share for the period :** | | | | |
| Net income | $ **0.00** | $ 0.00 | $ **0.00** | $ 0.01 |
| **Weighted average number of common shares outstanding :** | | | | |
| Basic | **15,462,833** | 15,709,166 | **15,462,833** | 15,709,166 |
| Fully diluted | **15,879,500** | 15,709,166 | **15,879,500** | 15,709,166 |

Synex International Inc

# Consolidated Statements of Cash Flows

(unaudited)

| | Three Months Ended December 31st 2001 | Three Months Ended December 31st 2000 | Six Months Ended December 31st 2001 | Six Months Ended December 31st 2000 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net income | $ **20,277** | 34,797 | $ **24,367** | 91,643 |
| Amortization | **22,850** | 28,448 | **44,276** | 56,192 |
| Future income taxes | **0** | 18,160 | **0** | 18,160 |
| | **43,127** | 81,405 | **68,643** | 165,995 |
| Changes in operating assets and liabilities : | | | | |
| Decrease (increase) in accounts receivable | **165,513** | (117,526) | **202,082** | (145,733) |
| Decrease (increase) in prepaid expenses | **25,233** | 1,197 | **(1,598)** | 19,391 |
| (Decrease) in accounts payable and accrued liabilities | **(28,642)** | (68,900) | **(10,076)** | (152,723) |
| | $ **205,231** | (103,824) | $ **259,051** | (113,070) |
| **Financing activities** | | | | |
| Common shares purchased | **(29,790)** | (14,387) | **(46,765)** | (24,577) |
| | $ **(29,790)** | (14,387) | $ **(46,765)** | (24,577) |
| **Investing activities** | | | | |
| Loan receivable | **(1,396)** | 0 | **(1,396)** | 0 |
| Energy projects (net) | **(46,550)** | (26,899) | **(84,113)** | (66,481) |
| Capital asset additions | **(29,039)** | (16,316) | **(45,198)** | (40,141) |
| Investments (net) | **37,275** | (2,000) | **(11,299)** | (2,000) |
| Deferred financing costs | **0** | 3,946 | **0** | 7,892 |
| | $ **(39,710)** | (41,269) | $ **(142,006)** | (100,730) |
| Increase (decrease) in cash and cash equivalents | **135,731** | (159,480) | **70,280** | (238,377) |
| Cash and cash equivalents at beginning of period | **483,425** | 785,264 | **548,876** | 864,161 |
| **Cash and cash equivalents at end of period** | $ **619,156** | 625,784 | $ **619,156** | 625,784 |

**Supplemental disclosure of cash flow information :**

| | | | | |
|---|---|---|---|---|
| Cash payment for taxes | $ **(4,970)** | (21,655) | $ **(13,970)** | (21,655) |
| Cash receipts for taxes | $ **0** | 0 | $ **11,346** | 0 |

**Notes to Consolidated Financial Statements :**

These interim consolidated financial statements conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, and follow the same accounting policies and methods of their application as the annual financial statements for the previous fiscal year.

**Synex International Inc**

# Business Segments

**For the Three Months ended December 31st**

(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products and the provision of engineering and project management services.

| **2001** | | **Energy** | **Software** | **Engineering** | **Corporate** | **Consolidated** |
|---|---|---|---|---|---|---|
| Total revenue | $ | 110,573 | 536,187 | 179,584 | 97,668 | |
| Inter-segment revenue (net) | | | 409 | 63,059 | 94,074 | |
| Revenue from customers | $ | 110,573 | 535,778 | 116,525 | 3,594 | 766,470 |
| Segment operating profit | $ | 43,921 | 16,972 | 9,309 | - | 70,202 |
| Corporate general expenses | | | | | | 63,882 |
| Corporate income taxes | | | | | | (13,957) |
| Net income for the period | $ | | | | | 20,277 |
| Identifiable assets | $ | 2,392,735 | 919,843 | 267,380 | 384,192 | 3,964,150 |
| Capital expenditures | $ | 46,551 | 22,909 | 2,583 | 3,547 | 75,590 |
| Amortization | $ | 2,159 | 12,973 | 2,912 | 4,806 | 22,850 |

| **2000** | | **Energy** | **Software** | **Engineering** | **Corporate** | **Consolidated** |
|---|---|---|---|---|---|---|
| Total revenue | $ | 98,143 | 723,090 | 203,602 | 72,013 | |
| Inter-segment revenue (net) | | | - | 42,478 | 67,848 | |
| Revenue from customers | $ | 98,143 | 723,090 | 161,124 | 4,165 | 986,522 |
| Segment operating profit | $ | 36,266 | 94,485 | 11,256 | - | 142,007 |
| Corporate general expenses | | | | | | 82,351 |
| Corporate income taxes | | | | | | 24,859 |
| Net income for the period | $ | | | | | 34,797 |
| Identifiable assets | $ | 2,204,890 | 1,247,349 | 248,676 | 153,719 | 3,854,634 |
| Capital expenditures | $ | 27,867 | 7,188 | 4,895 | 3,265 | 43,215 |
| Amortization | $ | 3,745 | 15,750 | 3,077 | 5,876 | 28,448 |

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

| **Countries** | | **2001** | | 2000 |
|---|---|---|---|---|
| Canada | $ | **263,751** | $ | 231,526 |
| United States | | **471,193** | | 668,309 |
| United Kingdom | | **20,143** | | 55,038 |
| Other Countries | | **11,383** | | 31,649 |
| Total | $ | **766,470** | $ | 986,522 |

All of the company's long-lived assets are located in Canada.

**Synex International Inc**

# Business Segments

**For the Six Months ended December 31st**

(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products and the provision of engineering and project management services.

| **2001** | | **Energy** | **Software** | **Engineering** | **Corporate** | **Consolidated** |
|---|---|---|---|---|---|---|
| Total revenue | $ | 211,163 | 1,154,792 | 386,208 | 210,489 | |
| Inter-segment revenue (net) | | | 409 | 136,009 | 203,153 | |
| Revenue from customers | $ | 211,163 | 1,154,383 | 250,199 | 7,336 | 1,623,081 |
| Segment operating profit | $ | 54,742 | 55,796 | 34,799 | - | 145,337 |
| Corporate general expenses | | | | | | 137,273 |
| Corporate income taxes | | | | | | (16,303) |
| Net income for the period | $ | | | | | 24,367 |
| Identifiable assets | $ | 2,392,735 | 919,843 | 267,380 | 384,192 | 3,964,150 |
| Capital expenditures | $ | 84,114 | 39,068 | 2,583 | 3,547 | 129,312 |
| Amortization | $ | 4,164 | 24,369 | 5,868 | 9,875 | 44,276 |

| **2000** | | **Energy** | **Software** | **Engineering** | **Corporate** | **Consolidated** |
|---|---|---|---|---|---|---|
| Total revenue | $ | 221,790 | 1,461,453 | 402,705 | 224,780 | |
| Inter-segment revenue (net) | | | (194) | 129,225 | 143,224 | |
| Revenue from customers | $ | 221,790 | 1,461,647 | 273,480 | 81,556 | 2,038,473 |
| Segment operating profit | $ | 68,289 | 127,480 | 12,365 | 73,000 | 281,134 |
| Corporate general expenses | | | | | | 149,632 |
| Corporate income taxes | | | | | | 39,859 |
| Net income for the period | $ | | | | | 91,643 |
| Identifiable assets | $ | 2,204,890 | 1,247,349 | 248,676 | 153,719 | 3,854,634 |
| Capital expenditures | $ | 67,450 | 27,176 | 5,388 | 6,608 | 106,622 |
| Amortization | $ | 7,489 | 30,941 | 6,022 | 11,740 | 56,192 |

*The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :*

| **Countries** | | **2001** | | 2000 |
|---|---|---|---|---|
| Canada | $ | **526,802** | $ | 592,976 |
| United States | | **903,522** | | 1,255,266 |
| United Kingdom | | **128,432** | | 135,234 |
| Other Countries | | **64,325** | | 54,997 |
| Total | $ | **1,623,081** | $ | 2,038,473 |

All of the company's long-lived assets are located in Canada.

## Synex International Inc.

**Stock Exchange Listing**
The Toronto Stock Exchange
Trading Symbol (SXI)
Listed on June 5, 1987

**Auditors**
Deloitte & Touche LLP
Chartered Accountants
2000 - 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P4

**Solicitors**
Fraser Milner Casgrain
Barristers and Solicitors
15th Floor
The Grovesnor Building
1040 West Georgia Street
Vancouver, B.C. V6E 4H8

**Registrar and Transfer Agent**
Computershare Trust Company of Canada
Montreal Trust Centre
510 Burrard Street
Vancouver, B.C. V6C 3B9

**Bankers**
Royal Bank of Canada
1025 West Georgia Street
Vancouver, B.C. V6E 3N9

**Head Office**
1444 Alberni Street, 4th Floor
Vancouver, BC V6G 2Z4
Telephone 604-688-8271
Facsimile 604-688-1286

**Website**
www.synex.com
Email: gsunell@synex.com